SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Wyndham International, Inc.

(Name of Subject Company (issuer))

Mercury Special Situations Fund LP

and

Equity Resource Dover Fund LP

(Name of Filing Persons (Offerors))

9.75% Series A Convertible Preferred Stock, par value $100 per Share

(Title of Class of Securities)

983101502

(CUSIP Number of Class of Securities)

David R. Jarvis—Manager

Malcolm F. MacLean IV—Manager

Mercury Special Situations Fund LP

100 Field Point Road

Greenwich, CT 06830

(203) 769-2980

Eggert Dagbjartsson—General Partner

Equity Resource Dover Fund LP

44 Brattle Street

Cambridge, MA 02138

(617) 876-4800

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,520,000	$296.61

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of approximately 84,000 shares of 9.75% Series A Convertible Preferred Stock of Wyndham International, Inc. at the tender offer price of $30.00 per share of 9.75% Series A Convertible Preferred Stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Mercury Special Situations Fund LP, a Delaware limited partnership and Equity Resource Dover Fund LP, a Massachusetts limited partnership (collectively the “Purchaser”), to purchase all the outstanding shares of 9.75% Series A Convertible Preferred Stock, par value $100 per share (the “Preferred Stock”), of Wyndham International, Inc., a Delaware corporation (“Wyndham” or the “Subject Company”), at a purchase price of $30.00 per share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. This Schedule TO is being filed on behalf of Purchaser.

The information set forth in the Offer to Purchase, including the Schedule and Annex thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The name of the Subject Company and the issuer of the securities to which this Schedule TO relates is Wyndham International, Inc., a Delaware corporation. The Subject Company’s principal executive offices are located at 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207. The Subject Company’s telephone number is (214) 863-1000.

(b) This statement relates to the 9.75% Series A Convertible Preferred Stock, of which there were approximately 84,000 shares issued and outstanding as of January 21, 2005. The Subject Company does not provide an exact number of shares issued and outstanding. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividend on the Shares” is incorporated herein by reference.

(d) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividend on the Shares” is incorporated herein by reference.

(e) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividend on the Shares” is incorporated herein by reference.

(f) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividend on the Shares” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) This Schedule TO is filed by the Purchaser. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed under this Item 5 between the Purchaser or any of its respective affiliates or, to the best knowledge of Purchaser, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and the Subject Company or its affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.

ITEM 6. PURPOSE OF THIS TRANSACTION AND PLANS OR PROPOSALS.

The information set forth in the “Introduction” and Sections 7, 12 and 13 of the Offer to Purchase entitled “Effect of the Offers on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations,” Purpose of the Offer; Plans for Wyndham; Other Matters” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the “Introduction” and Sections 8, 9, 11 and 13 of the Offer to Purchase entitled “Certain Information Concerning Wyndham,” “Certain Information Concerning the Purchaser” and “Background of the Offer; Past Contacts, Negotiations and Transactions,” respectively, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in Sections 11, 13 and 16 of the Offer to Purchase entitled “Background of the Offer; Past Contacts, Negotiations and Transactions” and “Fees and Expenses,” respectively, is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a)(1) The information set forth in Sections 9, 11 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser” and “Background of the Offer; Past Contacts, Negotiations and Transactions,” respectively, is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 13, 14 and 15 of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in Sections 7 and 15 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations” and “Certain Legal Matters,” respectively, is incorporated herein by reference.

(a)(5) The information set forth in Section 15 of the Offer to Purchase entitled “Certain Legal Matters” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase, dated January 28, 2005.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Letter to Shareholders.
(a)(1)(H)	Summary Advertisement published in Investors Business Daily on January 28, 2005.
(a)(1)(I)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCURY SPECIAL SITUATIONS FUND LP

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Manager

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Manager

EQUITY RESOURCE DOVER FUND LP

By:	/s/ EGGERT DAGBJARTSSON
Name:	Eggert Dagbjartsson
Title:	General Partner

Date: January 28, 2005

INDEX TO EXHIBITS

(a	)(1)(A)	Offer to Purchase, dated January 28, 2005.

(a	)(1)(B)	Letter of Transmittal.

(a	)(1)(C)	Notice of Guaranteed Delivery.

(a	)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a	)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a	)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a	)(1)(G)	Letter to Shareholders.

(a	)(1)(H)	Summary Advertisement published in Investors Business Daily on January 28, 2005.

(a	)(1)(I)	Not applicable.

(b	)	Not applicable.

(c	)	Not applicable.

(d	)(1)	Not applicable.

(g	)	Not applicable.

(h	)	Not applicable.